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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
              -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
        -----   -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated April 23, 2002, announcement regarding completion of sale of Southern Water.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              /s/ Scottish Power plc
                                              ------------------------------
                                              (Registrant)

Date April 23, 2002                       By: /s/ Alan McCulloch
     --------------                           ------------------------------
                                              Alan McCulloch
                                              Assistant Company Secretary
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                      Scottish Power plc ("ScottishPower")

                      Completion of Sale of Southern Water

ScottishPower announces that the sale of Southern Water, approved by shareholders at an Extraordinary General Meeting of ScottishPower on 11 April 2002, has been duly completed. This follows the receipt of European Union merger clearance for the sale.

Enquiries:

Colin McSeveny, Group Media Relations Manager                 0141 636 4515
Andrew Jamieson, Head of Investor Relations                   0141 636 4527